Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Votem Corp.
2515 Jay Avenue
Cleveland, OH 44113
http://votem.com

Up to $1,234,997.90 in Non-Voting Common Stock at $4.10
Minimum Target Amount: $14,997.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Votem Corp.
Address: 2515 Jay Avenue, Cleveland, OH 44113
State of Incorporation: DE
Date Incorporated: October 23, 2017

Terms:

Equity

Offering Minimum: $14,997.80 | 3,658 shares of Non-Voting Common Stock
Offering Maximum: $1,234,997.90 | 301,219 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $4.10
Minimum Investment Amount (per investor): $496.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Invest $1,000 and receive 2% bonus shares.

$2,500+ | Tier 2

Invest $2,500 and receive 5% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000 and receive 10% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000 and receive 15% Bonus Shares.

$20,000+ l Tier 5

Invest $20,000 and receive 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Votem Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $4.97 / share, you will receive 110 shares of Non-Voting

Common Stock, meaning you'll own 110 shares for $497. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Votem Corp is a C-Corporation organized under the laws of the state of Delaware. Votem offers a suite of election management services from online voting via blockchain (and non-blockchain) to our exclusive FastPass Voting where voters can avoid the long poll lines by marking their ballot on their mobile device and immediately print out a pre-marked, tabulatable ballot.

Election management bodies pay Votem for supporting their elections. These election management bodies include cities, counties, and states in the public sector as well as a variety of different organizations for private elections (Emmys, Rock Hall, Associations, Pension Funds, etc.). Votem is working to transform the voting process as we know it.

Our FastPass Voting® core technology was developed in 2018 and deployed in LA County at over 30,000 poll stations during the 2020 elections.

The elections market is a $888m a year global industry projected to grow to $1.39b by 2028 serving public (governmental) & private (associations, labor unions, fan voting, etc.) entities. Voting happens for everything from the Emmys (private), to presidential elections (public) - all of which we've supported! We believe the industry is essentially recession-proof because elections always take place regardless of the economic environment.

We charge an annual subscription fee to utilize our CastIron® elections management platform and charge additional fees for election services such as Voter Help Desk, customized integration, etc. as needed. Votem has tallied over 13 million votes on its Castiron® elections management platform to date.

Intellectual Property

The Company holds a patent for "Express Voting" (U.S. Patent # 10,109,129) and several trademarks including "Voting for a mobile world" and "FastPass Voting".

SAFT Exchange Offer

The Company previously raised funds through the offering and sale of rights to receive the Company's VAST Tokens (as defined in the SAFTs) when and if the VAST Tokens were fully developed and issued in connection with a platform launch pursuant to Simple Agreements for Future Tokens in two series. The terms of the SAFTs entitled the holders to receive VAST Tokens (when and if developed and launched) in exchange for their SAFTs, upon a public Application Launch, at varying discount rates depending on the purchase amount of the SAFT. The terms of the SAFT's, provided for the termination of the SAFTs if the Application Launch did not occur by December 31, 2022, unless extended by the company. In connection with the Regulation CF Offering, the Company will effect an exchange offer of Non-Voting Common Stock of the Company in exchange for the terminated SAFTs (a "SAFT Exchange Offer") with the exchange rate being the same price as the Regulation CF Offering (with no bonus eligibility). If all SAFT holders elect to exchange their SAFTs for Non-Voting Common Stock, an additional 120,965 shares of common stock will be outstanding (rounded to the nearest whole number).

Competitors and Industry

Competitors

In the U.S., we compete and work with the top 3 voting machine vendors, ES&S, Dominion, and Hart Intercivic and compete directly against the two largest e-voting vendors, Voatz and Scytl in the U.S.

Market

There are 136,990 polling stations in the U.S. and Canada.

Votem's core technology is already running in 253 Vote Centers on almost 30,000 voting machines in Los Angeles County (called "PollPass").

We are initially targeting the top ~ 100 counties in the U.S. that have large poll service centers and where wait times for voters exceed 30 minutes. We believe that 2024 will experience voter turnouts similar to 2020 so we want to be fully installed and tested well in advance of the 2023 Primaries.

We believe our Express Voting patent, trademarked FastPass Voting, and our experience running large complex national elections will enable us to capture this market opportunity.

Current Stage and Roadmap

Current Stage

Votem has tallied over 13 million votes on its Castiron® elections management platform to date. We are very excited to announce the newest stage of our growth; FastPass Voting®. Votem built the core technology for this platform for Los Angeles County (called PollPass there) which was deployed in the 2022 elections and for which is running on over 30,000 poll stations.

Our goal is now to take this technology to the world to virtually eliminate lines at the polls. We believe both parties can agree on paper ballots, more audibility, easier access, and NO LINES at the poll!

This capital raise is to bring our patented and trademarked FastPass Voting to the entire elections market!

Roadmap

We firmly believe that we can transform the way people vote in the US and around the world. This starts with our FastPass Voting solution in every large polling place to eliminate lines and human error. Our patents and our track record of running large complex elections can enable us to become a market leader in the corner of the market.

Once we have millions of people using our apps to vote via FastPass, we believe we will be in a perfect position to then enable large-scale mobile voting if and when this becomes legally feasible. Even without this long-term objective, we can scale to become a global leader as there are no direct competitors for this technology and we can deploy our FastPass Voting stations around the world.

This investment will give us the capital to improve our product offering, solidify our support capabilities and expand our footprint across North America.

The Team

Officers and Directors

Name: Peter G. Martin

Peter G. Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Founder, Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversee the strategic direction of the organization; Media obligations and public relations; Capital raising Management of senior leadership; Maintain accountability with the board and investors; Oversee and monitor company performance; Nurture working culture and environment. Mr. Martin has an annual salary of $150,000 and he currently owns approximately 61.21% of the Company on a fully diluted basis.

Other business experience in the past three years:

- Employer: Interev, Inc. (dba: AskMyBoard)
  Title: Advisor
  Dates of Service: January, 2010 - Present
  Responsibilities: Mr. Martin has helped other business owners prepare for and sell their company's through AskMyBoard

Other business experience in the past three years:

- Employer: Forbes Technology Council
  Title: Official Member
  Dates of Service: September, 2017 - Present
  Responsibilities: Official Member of Forbes Technology Council

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to execute its business plan and grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that some of our products in the development stage may never become operational products or that such products may never be used to engage in transactions. It is possible that the failure to release such products is the result of a change in our business model upon the Company's making a determination that such business model is no longer in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage with our new products. Delays or cost overruns in the development of our products or failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information

that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our new products, if and when developed, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies that currently have products on the market and/or various respective product development programs. Many have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and minimal revenue. If you are investing in our Company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns patents, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The Company's founder, Mr. Martin, is critical to the success of the business. Should Mr. Martin become unable or unavailable to assist the Company, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at

any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology providers or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Political Risk
Many states and individuals are concerned about election integrity. Those states or individuals may be skeptical of new voting technology and may file lawsuits to block results possibly harming the Company's reputation.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our patents, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter G. Martin (Voting power calculated assuming 2,500,000 preferred shares are converted to common stock, 200,509 outstanding shares of Voting Common Stock warrants are exercised, and 222,745 shares of Non-Voting Common Stock reserve options are issued and exercised, but not including SAFTs converted in the SAFT Exchange Offer.)	1,500,000	Voting Common Stock	61.21%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Undesignated Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 301,219 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 1,846,850 outstanding.

Voting Rights

One vote per share of Voting Common Stock.

Material Rights

*The amount outstanding includes 200,509 shares of Voting Common Stock reserved for issuance upon exercise of outstanding common stock purchase warrants.

Liquidation Preference

Series A Preferred Shares and Series B Preferred Shares have liquidation preference over Common Stock as outlined in the Series A Preferred Shares Material Rights section below.

Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 222,745 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

*The total amount outstanding includes 222,745 shares of Non-Voting Common Stock reserved for issuance upon exercise of outstanding and reserved but unissued stock options. The total amount does not include shares offered pursuant to an Exchange Offering for current SAFT owners.

The outstanding shares do not include shares contemplated to be issued via a future SAFT Exchange Offering for shares of Non-Voting Common Stock on the same price terms as this offering (without bonus shares). Please see the Dilution section for information on how this may affect your investment.

Liquidation Preference

Series A Preferred Shares and Series B Preferred Shares have liquidation preference over Common Stock as outlined in Series A Preferred Shares Material Rights section.

Series A Preferred Stock

The amount of security authorized is 250,000 with a total of 160,000 outstanding.

Voting Rights

The Holders of Series A Preferred Stock and Series B Preferred Stock vote together with the holders of Voting Common Stock on an as-converted basis (currently, 1:1) and not as a separate class except as otherwise provided herein for Series A

Preferred Stock or as otherwise required by law. Each holder of shares of Series A Preferred Stock will have a number of votes equal to the number of shares of Voting Common Stock then issuable upon conversion of such Series A Preferred Stock (as applicable).

Material Rights

Holders of Series A Preferred Stock and Series B Preferred Stock have the following rights as detailed in our Investor Rights Agreement and our Second Amended and Restated Certificate of Incorporation ("Charter") (Exhibit F). For further information on the material rights on this class of securities, please refer to the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Drag Along Rights

Upon approval by the Board and the holders of at least a majority of the shares of then outstanding Common Stock in favor of a sale of the Company or substantially all of its assets (whether by merger, asset sale, sale of shares or otherwise) ("Company Sale"), all current and future holders of Preferred B Shares, Preferred A Shares and Common Stock (or options therefor) will be required to vote their shares in favor of the Company Sale, tender their shares, refrain from raising or asserting any dissenter or appraisal rights thereto and to not take any other action opposing such Company Sale, and executing the documentation reasonably related thereto.

Right of First Refusal/Right of Co-Sale (Tag-Along Rights)

The Company, first, and the holders of the Preferred A Shares and Preferred B Shares, second (collectively as a single class), have a right of first refusal with respect to any shares of capital stock of the Company proposed to be sold by Mr. Martin, with a right of oversubscription for shares unsubscribed by the other holders of the Preferred A Shares and Preferred B Shares. Before Mr. Martin may sell Common Stock, he must give the holders of the Preferred A Shares and the Preferred B Shares an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating holders of Preferred A Shares and Preferred B Shares.

Election of Directors

The Company's Board of Directors consists of five (5) members. The holders of a majority of the Company's Series A Preferred Stock are entitled to elect one (1) member of the Board of Directors (the "Series A Director"), the holders of a majority of the Company's Preferred B Shares are entitled to elect one (1) member of the Board of Directors (the "Series B Director," together with the Series A Director, the "Preferred Directors"), the holders of a majority of the Company's Common Stock are entitled to elect two (2) members of the Board of Directors, and one (1) individual shall be designated by the holders of a majority of the Common Stock, and who is approved by the Preferred Directors. Currently, the Board of Directors is comprised solely of Mr. Martin, with four vacancies on the Board of Directors to be filled by the holders of Preferred Stock as set forth above.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the proceeds will be paid as follows: First, to the Investors, on a pari passu, as-converted basis, an amount equal to 1x the amount paid for such Preferred B Shares held by such holders (the "Preference Amount") subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such Preferred B Shares. Second, to the holders of the Company's Series A Preferred Stock (the "Preferred A Shares" and, together with the Preferred B Shares, the "Preferred Shares") an amount equal to 1x the amount paid for such Preferred A Shares held by such holders. Thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders will be distributed pro rata among the holders of Common Stock, holders of Series A Preferred Stock (on an as converted to Common Stock basis) and holders of Series B Preferred Stock (on an as converted to Common Stock basis).

Conversion Rights

Holders of the Series A Preferred Stock and Series B Preferred Stock shall have conversion rights and obligations as outlined in Exhibit F of Form C.

Series B Preferred Stock

The amount of security authorized is 600,000 with a total of 221,115 outstanding.

Voting Rights

The Holders of Series A Preferred Stock and Series B Preferred Stock vote together with the holders of Voting Common Stock on an as-converted basis (currently, 1:1) and not as a separate class except as otherwise provided herein for Series B Preferred Stock or as otherwise required by law. Each holder of shares of Series B Preferred Stock will have a number of votes equal to the number of shares of Voting Common Stock then issuable upon conversion of such Series B Preferred Stock (as applicable).

Material Rights

Holders of Series B Preferred Stock have the same rights as described in Series A Preferred Stock's Material Rights section above. For further information on the material rights on this class of securities, please refer to the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Undesignated Preferred Stock

The amount of security authorized is 1,650,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Undesignated Preferred Stock.

Material Rights

Subject to our agreements with our stockholders and our Charter, our Directors have the right to issue additional shares of Preferred Stock (up to the maximum authorized) with such number, designations, and rights as the Directors deem to be in the best interests of the Company. There are 1,650,000 shares of Undesignated Preferred Stock remaining to be issued.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including in the election of directors, additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company will be offering Non-Voting Common Stock to current holders of outstanding SAFT agreements in an exchange offering under the same terms as this Regulation CF raise. This Exchange Offering may take place during or after this Regulation CF raise. Your ownership will be diluted depending on how many shares current SAFT owners purchase in the exchange offering.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $79,054 compared to $274,710 in the fiscal year 2022. Our revenues increase during election years so we sold and delivered to our public sector clients in the election cycle of 2022. In addition, 2021 was down due to Covid.

Cost of sales

The Cost of Sales for fiscal year 2021 was $14,684 compared to $68,977 for fiscal year 2022. The Company increased costs due to hosting, support, and expenses related to delivering our services by switching cloud providers and related support providers.

Gross margins

Gross margins for fiscal year 2021 were $64,370 compared to $205,733 in fiscal year 2022 which was a direct result of lower revenues in the election year and COVID impact in 2021.

Expenses

Expenses for fiscal year 2021 were $525,501 compared to $437,257 in fiscal year 2022 as we reduced all expenses and personnel-related costs to deal with the reduction in revenue.

Historical results and cash flows:

The Company is currently in the growth phase overall but transitioning away from online voting in the public sector to our FastPass Voting solution which we consider to be in the in the initial production stages. We will continue to grow our revenues for online voting and serve our private sector customers as we build out and scale up FastPass Voting. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because of the initial platform enhancement and sales and marketing costs related to getting this into the U.S. elections market before the 2024 election cycle. Past cash was primarily generated through sales, equity investments and government grants related to COVID. Our goal is to become cash flow neutral to positive within the next 18 months so that any future fund-raising is considered purely growth capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023 the Company has capital resources available in the form of $18,000 cash on hand from customer revenues

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have no lines of credit from which to access additional cash. If we do not raise sufficient funds in this Offering, the continued viability of the Company as a going concern is highly in doubt. The funds generated by this Offering are critical to our company operations and required to support the company's transition to FastPass Voting and continued growth in private sector online voting.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Over the past 2 years, we have reduced our monthly burn rate to ~ $38K. This project will increase that monthly burn rate to $48 - 58K given new revenue we expect from the fund-raising.

We expect our revenues to increase with this fund-raising which will offset some of the increase in the burn rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum amount, it will not have sufficient funds to execute on its plan and will only support the Company for another month or two. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least twelve months. This is based on a current monthly burn rate of $35,000 for expenses related to salaries and normal operating expenses. We need an additional $35,000 per month to bring FastPass Voting to market.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least twelve months, if not longer. This is based on an estimated monthly burn rate of $48K for expenses related to fully launching and scaling our FastPass Voting solution to the point of generating enough revenue to sustain the Company on a cash flow positive basis.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated future capital raised, and if required, would be used to accelerate sales growth.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $484,309.00
  Interest Rate: 3.75%
  Maturity Date: February 23, 2051

- Creditor: Loan Payable- former employee
  Amount Owed: $50,044.00
  Interest Rate: 0.0%

- Creditor: Peter Martin
  Amount Owed: $213,477.00
  Interest Rate: 0.0%
  The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- Name of Entity: Peter Martin
  Relationship to Company: Officer, Director, 20%+ Owner
  Nature / amount of interest in the transaction: Peter Martin currently has a long-term member note with the Company that currently stands at $213,477 on 12/31/2022.
  Material Terms: During the past period, the Company borrowed money from the owner Peter Martin. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan is classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $213,477 and $226,531, respectively.

Valuation

Pre-Money Valuation: $10,047,911.00

Valuation Details:

*The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

We derived this valuation based on (1) comparable competitors that have raised outside capital (2) an estimate of the value of our patents and trademarks (3) the success of management (4) our current traction, and (5) previous capital raises of Preferred Shares.

(1) Comparable Competitors that have raised outside capital

We compared our business to 3 competitors.

First, our closest competitor, Voatz, has raised over $10.6M in funding over 8 rounds, including a round on WeFunder. Their last institutional Series A round was raised on May 27, 2021. Their crowd equity capital raise on WeFunder in 2022 was for $2,140,846 - and a pre-money valuation of $35,036,297.76 raised from 153 investors. Their revenue their most recent fiscal year was $509,883 and they used a revenue multiple of 68.7X.

Votem has raised less than half the amount of money as Voatz, has fewer losses, and has valuable patents such as our "Express Voting" patent. Based on the above, we decided on a revenue multiple of 36.4X.

In addition, Voatz's Revenue Most Recent Fiscal Year-end 2022 was $950,387 & their Revenue/Sales Prior Fiscal Year-end 2021 was $174,803, a 443.7% increase. Votem's Revenue Most Recent Fiscal Year-end 2022 was $274,710 & our Revenue Fiscal Year-end 2021 was $79,054, a 247.5% increase.

Sources: (1) https://www.sec.gov/Archives/edgar/data/1726003/000167025421001258/xslC_X01/primary_doc.xml , (2) https://wefunder.com/voatz, (3) https://www.crunchbase.com/organization/voatz/company_financials (4) https://www.sec.gov/Archives/edgar/data/1726003/000172600323000001/xslC_X01/primary_doc.xml

Second, a similar competitor, Democracy Live, raised a total of $4.5M through an Angel round in 2018 and had annual revenues of $522.8K in 2022. We do not know what the valuation was as this was a private transaction.

Sources (1) https://www.crunchbase.com/organization/democracy-live/company_financials, (2) https://getlatka.com/companies/democracy-live

Third, a direct competitor and global online voting company, Scytl, has invested in Civiciti, a similar and smaller firm like Votem in 2016 at a valuation of €35M.

Source: https://www.crunchbase.com/organization/scytl/company_financials.

(2) The Value of our patents and trademarks

Votem currently has two patents; one of which - "Express Voting" (granted patent # 10,109,129 B2) we believe is worth millions of dollars of value for its owner as it covers all of the major processes of mobile voting and our FastPass Voting solution. The patent has been extensively reviewed by the Patent Office over the past year and has thus far survived all material claims.

(3) Success of Management

The founder and CEO of Votem, Pete Martin, has started, scaled and sold previous companies. His last company, EntryPoint Consulting, LLC, was sold to KPMG.

(4) Current Traction

Since its inception, Votem has generated over $5mm in revenue, has tallied over 13 million votes, and administered hundreds of elections including the largest blockchain vote to date with over 2,000,000 votes cast. Our core tech for FastPass Voting was built under contract with the county of Los Angeles through elections giant, Smartmatic, and has been running on over 30,000 poll machines since the 2020 election cycle.

(5) Previous capital raises of Preferred Shares.

Votem has completed a Series A fund-raising campaign and partially completed (we shut down during COVID) a Series B round of Preferred Shares with a pre-money valuation of $20.5mm

Based on (1) comparable competitors that have raised outside capital (2) the value of our patents and trademarks (3) the success of management (4) our current traction, and (5) previous capital raises of Preferred Shares, we believe our current valuation is $10,047,911.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,997.90, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Engineering/Development
  16.0%
  We will use 16% of the funds raised to enhance and secure the FastPass Voting app along with market testing.

- Inventory
  3.0%
  We will use 3% of the funds raised to purchase inventory for our FastPass Voting stations including the printers and stands as we place them into Customer polling places.

- Company Employment
  27.0%
  We will use 27% of the funds to retain/pay/hire key personnel for daily operations, including the following roles: Director of Customer Success, Customer Success Managers and contracted Field Personnel. Wages to be commensurate with training, experience and position.

- Sales/Marketing
  26.0%
  We will use 26% of the funds to pay for sales personnel and related marketing investments to penetrate the top 100 largest counties and largest private sector prospects in the pension fund and association space..

- Working Capital
  20.5%
  We will use 20.5% of the funds for working capital to cover expenses for the daily operations of supporting our current private sector customers and the ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  2.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://votem.com (votem.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/votem

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Votem Corp.

[See attached]

VOTEM CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Votem Corp.
Cleveland, Ohio

We have reviewed the accompanying consolidated financial statements of Votem Corp. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 23, 2023
Los Angeles, California

VOTEM CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	23,205	$	259,898
Acccounts Receivable, net		60		2,441
Total Current Assets		**23,265**		**262,339**
Intangible Assets		242,472		474,628
Total Assets	**$**	**265,737**	**$**	**736,967**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	922,138	$	945,125
Credit Cards		2,360		1,278
Current Portion of Loans and Notes		66,711		66,711
Forward Financing		-		38,104
Shareholder Loan		213,477		226,531
Deferred Revenue		272,883		236,623
Other Current Liabilities		7,554		8,065
Total Current Liabilities		**1,485,123**		**1,522,437**
Promissory Notes and Loans		468,333		483,333
Total Liabilities		**1,953,456**		**2,005,770**
STOCKHOLDERS EQUITY				
Common Stock		1,666		1,666
Series A Preferred Stock		160		160
Series B Preferred Stock		188		188
Additional Paid in Capital		3,905,827		3,905,827
Retained Earnings/(Accumulated Deficit)		(5,595,560)		(5,176,644)
Total Stockholders' Equity		**(1,687,719)**		**(1,268,803)**
Total Liabilities and Stockholders' Equity	**$**	**265,737**	**$**	**736,967**

See accompanying notes to financial statements.

VOTEM CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 274,710	$ 79,054
Cost of Goods Sold	68,977	14,684
Gross profit	205,733	64,370
Operating expenses		
General and Administrative	634,252	571,162
Sales and Marketing	8,739	18,709
Total operating expenses	642,990	589,871
Operating Income/(Loss)	(437,257)	(525,501)
Interest Expense	-	1,590
Other Loss/(Income)	(18,872)	(252,599)
Income/(Loss) before provision for income taxes	(418,386)	(274,492)
Provision/(Benefit) for income taxes	530	-
Net Income/(Net Loss)	**$ (418,916)**	**$ (274,492)**

See accompanying notes to financial statements.

VOTEM CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	1,666,270	**$ 1,666**	160,000	**$ 160**	187,773	**$ 188**	**$ 4,020,331**	**$ (4,902,152)**	**$ (879,807)**
Shareholder Distribution		-		-		-	(114,504)		(114,504)
Net income/(loss)								(274,492)	(274,492)
Balance—December 31, 2021	1,666,270	1,666	160,000	160	187,773	188	3,905,827	$ (5,176,644)	**$ (1,268,803)**
Net income/(loss)								(418,916)	(418,916)
Balance—December 31, 2022	**1,666,270**	**$ 1,666**	**160,000**	**$ 160**	**187,773**	**$ 188**	**$ 3,905,827**	**$ (5,595,560)**	**$ (1,687,719)**

See accompanying notes to financial statements.

VOTEM CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(418,916)	$	(274,492)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		232,156		232,156
Changes in operating assets and liabilities:				
Acccounts receivable, net		2,381		(2,441)
Accounts Payable		(22,987)		(185,391)
Deferred Revenue		36,260		-
Credit Cards		1,082		1,278
Other Current Liabilities		(511)		(484)
Net cash provided/(used) by operating activities		**(170,535)**		**(229,374)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		(38,104)		-
Capital contribution/(distribution)		-		(114,504)
Borrowing on Shareholder Loans		(13,054)		(40,270)
Borrowing on Promissory Notes and Loans		(15,000)		465,242
Net cash provided/(used) by financing activities		**(66,158)**		**310,468**
Change in Cash		(236,693)		81,094
Cash—beginning of year		259,898		178,804
Cash—end of year	**$**	**23,205**	**$**	**259,898**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	1,590
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Votem Corp. was incorporated on January 25, 2016 in the state of Delaware. On August 17, 2018, Votem EC, Inc (subsidiary) was incorporated in the state of Ohio. Also, E1C Pty was the Australian Subsidiary of a company (came from the asset purchase agreement) that was acquired on 10/1/2018 by Votem EC, Inc. Votem Pty, Ltd was formally closed in early 2023. That entity was then renamed Votem Pty Ltd. The consolidated financial statements of Votem Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cleveland, Ohio.

Votem® is an elections management company enabling citizens around the world to easily vote with unprecedented verifiability, accessibility, security, and transparency. We support online voting for private organizations along with our exclusive and patented FastPass Voting® platform designed to eliminate lines at the polls and make voting easier, faster, and more trusted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its product development costs, customer list and contracts, patent and software. Intangible assets will be amortized over the expected period to benefit, which may be as long as five to fifteen years.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Votem Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from exclusive and patented FastPass Voting® platform designed to eliminate lines at the polls and make voting easier, faster, and more trusted.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $8,739 and $18,709, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 23, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Sales Tax Payable	7,554	8,065
Total Other Current Liabilities	**$ 7,554**	**$ 8,065**

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Goodwill	$ 206,275	$ 206,275
Product development costs	745,549	745,549
Customer Lists and contracts	294,845	294,845
Patent	43,714	43,714
Software	806,224	806,224
Intangible assets, at cost	**2,096,607**	**2,096,607**
Accumulated amortization	(1,854,135)	(1,621,979)
Intangible assets, Net	**$ 242,472**	**$ 474,628**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $232,156 and $232,156, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Expense
2023	$ (232,156)
2024	(10,316)
2025	-
2026	-
Thereafter	-
Total	**$ (242,472)**

5. GOODWILL

The following is the roll forward of goodwill as of December 31, 2021, and December 31, 2020:

Balance as of December 31, 2020	$	185,648
Amortization		(20,628)
Balance as of December 31, 2021	$	165,020
Amortization		(20,628)
Balance as of December 31, 2022	$	144,393

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 6,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 1,666,270 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Shares with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 160,000 shares of Series A and 187,773 shares of Series B were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 222,745 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	20,613	$ 0.10	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	20,613	$ 0.10	7.28
Exercisable Options at December 31, 2021	20,613	$ 0.10	7.28
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	20,613	$ 0.10	6.28
Exercisable Options at December 31, 2022	20,613	$ 0.10	6.28

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $0 and $0, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	10,803	$ 0.10	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	10,803	$ 0.10	7.30
Granted	-	$ 0.10	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	10,803	$ 0.10	6.30

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 was $0.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	2/23/2021	2/23/2051	$ 15,976	15,976	$ 16,667	$ 468,333	$ 484,309	$ 15,976	$ 15,976	$ 16,667	$ 483,333	$ 499,309
Loan Payable- former employee	$ 50,000	0.00%		Not set	$ -	-	$ 50,044	$ -	$ 50,044	$ -	$ -	$ 50,044	$ -	$ 50,044
Total					$ 15,976	$ 15,976	$ 66,711	$ 468,333	$ 534,353	$ 15,976	$ 15,976	$ 66,711	$ 483,333	$ 549,353

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 66,711
2024	15,611
2025	15,611
2026	15,611
2027	15,611
Thereafter	405,889
Total	**$ 535,044**

Owner Loans

During the years presented, the Company borrowed money from the owner Peter Martin. The details of the loans from the owners are as follows:

			For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Peter Martin	0.00%	No set maturity	$ 213,477		$ 213,477	$ 226,531		$ 226,531
Total			$ 213,477	$ -	$ 213,477	$ 226,531	$ -	$ 226,531

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (87,972)	$ (88,283)
Valuation Allowance	87,972	88,283
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (447,862)	$ (359,890)
Valuation Allowance	447,862	359,890
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,132,677, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,132,677. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the Company borrowed money from the owner Peter Martin. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan is classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $213,477 and $226,531, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 23, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $437,257, an operating cash flow loss of $170,535, and liquid assets in cash of $23,205, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Votem is not live or open to the public at this moment.

GET A PIECE OF VOTEM

An Election System That Offers In-Person Voting With Little To No Waiting!

Invest in expanding Votem's FastPass Voting® whose core technology has been installed on over 30,000 ballot marking devices for Los Angeles County since 2020. Help us expand...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


votem
Transforming Elections
with FastPass Technology

$0 Raised

REASONS TO INVEST

- DISRUPTIVE PATENTED TECHNOLOGY: We believe FastPass Voting® can virtually eliminate lines at the polls making voting faster, easier, and more accessible by combining secure mobile technology with paper ballots. Our patented and trademarked technology allows voters to pre-mark their ballot on their mobile device, scan their marked ballot at the station, and print off a tabulatable paper ballot.

- LARGE MARKET POTENTIAL: The global elections industry, including public and private sectors, has an annual market size of $888 million, and as the demand for easy, accessible, and secure voting options grows, we believe Votem's technology could become an essential part of the democratic process as soon as the 2024 general election.*

- PROVEN TRACK RECORD: Founded by a leadership team with previous exits, Votem developed and deployed its core technology for FastPass Voting® in Los Angeles County starting with the 2020 elections which is now running on over 30,000 ballot marking devices. Votem has tallied over 13 million votes on its Castiron® elections management platform to date.

*source

Invest Now
$4.10 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$496.10	$10.05M

THE PITCH

Transform Elections with FastPass Technology


POTENTIALLY INDUSTRY-CHANGING
Transforming the Voting Process as We Know It
Confirmed

Votem is working to transform the voting process as we know it. With over 13 million votes tallied on our platform to date, we've already made a significant impact on the industry. Our FastPass Voting® core technology was developed in 2018 and deployed in LA County at over 30,000 poll stations during the 2020 elections. We're now ready to take our technology to the larger elections market. When it comes to leadership, Votem's CEO and founder, Pete Martin, has over 25 years of industry experience, having worked at IBM and SAP before starting and selling previous companies. With over $5.2M in revenue to date, we believe Votem has the technology and team to tackle the elections market.

THE PROBLEM & OUR SOLUTION

Our Goal: Eliminate Long Voting Lines and Improve Security with Votem's FastPass Voting®


30% of potential voters took 30 minutes to vote
and 15% took an hour or more during the 2020 election.

During the 2020 elections, about 155 million people cast their votes. Estimates show that about 30% of potential voters took 30 minutes to vote and 15% took an hour or more. (source, source). About half of the over 100 million total votes from the 2020 general elections were cast in person at a polling place (source). People trust in-person voting, they just don't want the hassle and inconvenience of waiting in line to vote.


VOTING IN 4 EASY STEPS
3. Scan QR Code

We believe FastPass Voting®, has the potential to virtually eliminate the need for voters to wait in long lines at the polls while also addressing concerns over voter accessibility and security. FastPass Voting® provides a solution that we believe is easy to use and can be trusted by all parties involved. Combining secure mobile technology with paper ballots, our patented and trademarked FastPass Voting stations allow voters to pre-mark their ballot on their mobile device, scan the QR with their marked ballot at a FastPass Voting station in the polling place, which will print off a paper ballot that can be scanned and tabulated immediately.

The process is similar to pre-ordering from Starbucks, checking in for your flight, or attending your favorite sporting or music event with an e-ticket. With your paper ballot in hand, we believe we can virtually eliminate potential fraud and hacking.


Accurate
Secure
Accessible

THE MARKET & OUR TRACTION

Fast, Accessible, and Secure Voting in a $888.5 Million Election Tech Market

The global elections industry, including public and private sectors has an annual market size of $888.5 million (source). We view the election technology industry as resilient since election spending occurs independent of economic conditions. Despite the current economic uncertainty, we believe that the demand for its technology will remain stable.



$888 Million
The global elections industry annual market size, including the public and private sectors

Since its establishment, Votem has generated revenue of more than $5.2 million and facilitated over 13 million votes on its platform, serving various clients such as the Emmy's, Rock Hall, and Radio Hall of Fame, as well as states like Montana, Alabama, and Washington, DC. Votem is confident that it can significantly reduce the average voting time experienced in 2020 to a much shorter period, while still retaining the privacy and verifiability of the traditional paper ballot process.



$5.2+ Million
Revenue generated
13+ Million
Votes Facilitated
Serving Various Clients Such as
NATIONAL ACADEMY OF TELEVISION ARTS & SCIENCES
ROCK AND ROLL HALL OF FAME
NATIONAL RADIO HALL OF FAME

With its experienced leadership team, Votem is dedicated to expanding its FastPass Voting® technology to the wider elections market as the demand for secure and user-friendly voting solutions increases.

WHY INVEST

Vote and Invest with Confidence

Votem's FastPass Voting® tech aims to eliminate long lines, boost security, and improve accessibility for voting by using secure mobile technology, QR codes, and paper ballots. With an experienced team, we believe Votem is well-positioned to capture a significant share of the potentially recession-resistant global election tech market.



I VOTED
VOTEM'S FASTPASS VOTING®
Invest Today
And help us with our goal to make the 2024 Presidential elections more trustworthy than ever.

Be part of our community now and help us with our goal to make the 2024 Presidential elections more trustworthy than ever.

ABOUT

HEADQUARTERS
2515 Jay Avenue
Cleveland, OH 44113

WEBSITE
View Site

Invest in expanding Votem's FastPass Voting® whose core technology has been installed on over 30,000 ballot marking devices for Los Angeles County since 2020. Help us expand our innovative technology to the larger elections market ahead of the 2024 general election.

TEAM



Peter G Martin
CEO & Founder, Director

Pete worked in sales, operations, and executive management for over 25 years, beginning in sales at IBM, executive management at SAP, and then building six of his own companies.

He has been personally involved in the sales of over $1 billion of software, services, and technology to global companies and small to medium-sized businesses.

Pete started, scaled, and sold previous companies including car leasing, systems integration consulting, business process outsourcing, and software distribution. His previous firm, EntryPoint Consulting was sold to the global auditing firm, KPMG.

Peter also currently is a Member of the Forbes Technology Council where he works about 1 hour per quarter. Additionally, he is an Advisor at AskMyBoard where he works about 2-3 hours per week.



Sheri Charleston
Director of Customer Success

Goal-driven and accomplished professional with proven success leading complex project management endeavors for major clients. Effectively establish project goals, define deliverables and scope, coordinate implementation, and lead training. Excel in client-facing roles requiring negotiation and conflict mitigation skills; achieve consistently high levels of client satisfaction through prompt problem resolution and on-time / in-budget delivery.



Michael Barett
Advisory Board Member

Michael has an accomplished career in technology and has been at the forefront of security and privacy as an early employee at PayPal, which lead him to be the first CISO there. He's led industry standards, including SAML 2.0, FIDO, DMARC and indeed Cequence Security - all of which have my fingerprints on them.

Michael contributes 1-2 hours per week on Votem Corp.



Steve Babbage
Advisory Board Member

A well-known industry expert in cryptography and mobile telecoms security. Until 2021 I was the Chief Cryptographer for the Vodafone Group, and led the security research team in Vodafone Group R&D. I covered a number of highly specialised technical areas for Vodafone, from mathematical optimisation and spectrum auctions to cybersecurity and quantum computing. In 2012, I was appointed one of the first Vodafone Distinguished Engineers – one of only seven at the time from the whole Vodafone Group.

I also became very well known and influential in the mobile industry as a whole: I chaired the European Telecommunications Standards Institute (ETSI) security algorithms group for many years, and was known as a cryptography and security expert in the GSM Association (GSMA) and 3GPP. I was the first ever recipient of a GSMA Fraud & Security Group Outstanding Contribution Award.

I have been a technical advisor or director for several security-related companies.

Steve contributes 1-2 hours per week on Votem Corp.



Peter Haynes
Advisory Board Member

New York Bureau Chief and US Business Editor of The Economist who morphed into Senior Director of Advanced Strategies and Research at Microsoft, then into startup founder, funder and advisor... and Economist writer redux. Some, er, highlights follow...

• Early advisor and investor at SeekOut, which offers AI-driven tools for recruiters. Valued at $1.2bn, SeekOut was GeekWire's 2021 Startup of the Year, and its CEO is 2022 CEO of the Year.

• After a 16-year break, resumed writing for The Economist in 2014 as a contributor, mostly on science, technology and business. More than 70 of my articles have been published since then.

• Co-Founder, former VP and investor at Polyverse, which develops innovative cybersecurity tech that builds diversity across multiple system dimensions, stopping attacks before they start.

• Former Senior Fellow at the Atlantic Council, a major DC think-tank, focused on philosophical, ethical and policy aspects of technologies such as AI, data privacy, and cybersecurity.

• Previously Sr Director, Advanced Strategies and Research at Microsoft, driving strategy and policy in areas including cybersecurity, data, AI, and quantum. Formerly advisor to Bill Gates.

• Former award-winning journalist and editor at The Economist, writing 800+ articles/editorials over 12 years, and serving as its New York Bureau Chief and US Business Editor.

TERMS

Votem

Overview

PRICE PER SHARE
$4.10

VALUATION
$10.05M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$496.10

MAX INVESTMENT
$1,234,997.90

MIN NUMBER OF SHARES OFFERED
3,658

MAX NUMBER OF SHARES OFFERED
301,219

OFFERING TYPE
Equity

ASSET TYPE
Common Stock

SHARES OFFERED
Non-Voting Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Invest $1,000 and receive 2% bonus shares.

$2,500+ | Tier 2

Invest $2,500 and receive 5% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000 and receive 10% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000 and receive 15% Bonus Shares.

$20,000+ l Tier 5

Invest $20,000 and receive 20% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Votem Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $4.97 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $497. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

GovTech
2019 Top 100

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Yahoo Finance
Pete Martin Wants to Restore Faith in Elections with New Voting Technologies

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AppInventiv
Can Blockchain Change How We Vote?

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New York Times
It's Time for Online Voting

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Wall Street Journal
Voting by Phone: The Promise and Peril of Digital Ballots

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Votem.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

If you want to vote in-person at a polling place but hate waiting in line, this project is for you!

My name is Pete Martin and I am the Founder and CEO of Votem.

We are focused on expanding our FastPass Voting® platform to the larger elections market.

Regardless of your political leanings, we know that voters of all stripes trust voting at the polling place but don't want to wait in line to do so.

In fact, long lines at polling places turn people away or towards mail-in ballots which not all voters trust.

Combining secure mobile technology with paper ballots, our patented and trademarked FastPass Voting stations allow voters to pre-mark their ballot on their mobile device, scan their marked ballot at a FastPass Voting station in the polling place, which prints off a paper ballot that can be scanned immediately.

The process is similar to pre-ordering from Starbucks or Chipotle, checking in for your flight, or attending your favorite sporting or music event with an e-ticket.

We believe we can eliminate the hours it took many to vote in 2020 just down to a mere fraction of that while retaining the verifiability and privacy of the paper ballot process.

By deploying our FastPass Voting stations across the country, we can reduce or maybe even eliminate lines at the polls making voting more accessible and efficient for everyone.

And with your paper ballot in hand, we can virtually eliminate potential fraud and hacking.

We want you to join our community and invest in making 2024 the most secure and trusted election cycle ever.

Investing in Votem allows you to participate in a resilient industry because spending on elections happens regardless of the economic environment.

Even better, this technology can work in virtually every country around the world.

To date, Votem has tallied more than 13 million votes on its platform and supported federal elections in states such as Montana, Alabama, and Washington – as well as private elections like the Emmys, Rock Hall and Radio Hall of Fame, just to name a few of our customers.

The core technology underpinning our FastPass Voting has been used in more than 30,000 poll stations in LA County since 2020.

As CEO of Votem, I have personally started, scaled, and sold four previous companies – and improving voting has become my mission.

So imagine with me, waiting impatiently in line at a polling place to vote and watching the FastPass Voting line speed along; each person taking less than 60 seconds to print, preview and scan their ballot.

That's the line we all need to be in – and with your help, we all can!

You can be part of this new era of voting. You can help us take elections out of the past century and into a new future but retain what still works and most importantly what people trust.

But speed is of the essence! Each state needs time to test, certify and deploy our technology, so now's the time to help us make the 2024 Presidential elections more trustworthy than ever.

Please, join our movement to upgrade US democracy by investing in Votem today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VOTEM CORP.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF SEPTEMBER, A.D. 2018, AT 11:19 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5946268 8100
SR# 20186887392

Authentication: 203515217
Date: 09-28-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:19 AM 09/28/2018
FILED 11:19 AM 09/28/2018
SR 20186887392 - File Number 5946268

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
VOTEM CORP.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

VOTEM CORP., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Votem Corp., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 25, 2016.

2. That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

The undersigned, for the purpose of organizing a corporation under the provisions and subject to the requirements of the General Corporation Law, hereby certifies that:

FIRST: The name of this corporation is Votem Corp. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent is The Corporation Trust Company. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

THIRD: The total number of shares of all classes of stock that the Corporation shall have authority to issue is: (i) 6,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 2,500,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"). 5,000,000 shares of the Common Stock shall be voting common stock (the "**Voting Common Stock**"), and 1,000,000 shares of the Common Stock shall be nonvoting common stock (the "**Non-Voting Common Stock**").

In addition to the provisions of this Second Amended and Restated Certificate of Incorporation (as amended or restated from time to time, the "**Certificate of Incorporation**") related to the Common Stock and Preferred Stock, but subject in all cases to compliance with applicable protective voting rights which are granted to the Preferred Stock or series thereof in this Certificate of Incorporation, applicable contractual arrangements that may exist from time to time, including, without limitation, the Corporation's Amended and Restated Investors' Rights Agreement (as amended, restated, and in effect from time to time, the "**Investors' Rights Agreement**"), and requirements and restrictions of applicable law (such contractual, legal, and other requirements and restrictions are collectively referred to herein as the "**Protective Provisions**"), the Board of Directors of the Corporation (the "**Board of Directors**") is expressly authorized, at any time from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of Preferred Stock of the Corporation or any series of any class of Preferred Stock: (a) the designation of such class or series, the number of shares to constitute such class or series and the stated or liquidation value thereof if different from the par value thereof; (b) whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may (i) be general or limited, (ii) subject to applicable law or regulation, including without limitation the rules of any securities exchange on which securities of any class of the corporation may be listed, permit more than one vote per share, or (iii) vary among stockholders or the same class based upon such factors as the Board of Directors may determine including, without limitation, the size of a stockholder's position and/or the length of time with respect to which such position has been held; (c) the dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of the same class; (d) whether the shares of such class or series shall be subject to redemption at the election of the corporation and/or the holders of such series and, if so, the times, prices and other conditions of such redemption, including securities or other property payable upon any such redemption, if any; (e) the amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the corporation; (f) whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities, whether or not issued by the corporation, and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange; (g) the limitation and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the corporation of, the Common Stock or shares of stock of any other class or any other series of the same class; (h) the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue or any additional shares of stock, including additional shares of such class or series of any other series of the same class or any other class; (i) the ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters; and (j) any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of this Certificate of Incorporation, to the full extent permitted in accordance with the

Protective Provisions and the laws of the State of Delaware. The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Dividends. Subject to the provisions of law and the rights, powers and preferences of the holders of the Preferred Stock set forth herein, the holders of shares of Common Stock shall be entitled to receive dividends or other distributions on a ratable basis at such times and in such amounts as may be determined by the Board of Directors and declared out of any funds lawfully permitted under the General Corporation Law to be distributed. Dividends and other distributions with respect to the Common Stock shall be payable only when, as and if declared by the Board of Directors.

3. Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except as required under the General Corporation Law, the holders of the Non-Voting Common Stock have no voting rights and are not entitled to vote such shares of Non-Voting Stock on any matter coming to a vote before the Common Stock or any other shares of stock of the Corporation. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Six Hundred Thousand (600,000) of the authorized shares of Preferred Stock are hereby designated "**Series B Preferred Stock**" and Two Hundred Fifty Thousand (250,000) of the authorized shares of Preferred Stock are hereby designated "**Series A Preferred Stock**," with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Third refer to sections and subsections of Part B of this Article Third.

1. Dividends.

Dividends shall not accrue on shares of Series A Preferred Stock or Series B Preferred Stock. The holder of each share of Series A Preferred Stock and Series B Preferred Stock, shall ratably participate, on an as-converted to Common Stock basis, in any dividends paid on the Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Series B Liquidation Amount. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section 2.4), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence to the Series B Preferred Stock is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount of the Series B Liquidation Amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series B Original Issue Price**" shall mean $10.25 per share of Series B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series B Preferred Stock.

2.2 Series A Liquidation Amount. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section 2.4), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders after payments made to the holders of Series B Preferred Stock pursuant to Subsection 2.1, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence to the Series A Preferred Stock is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Series A Liquidation Amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series A Original Issue Price**" shall mean $5.00 per share of Series

A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A Preferred Stock.

2.3 Common Stock; Participation. Subject to the rights of Preferred Stock that may from time to time come into existence, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section 2.4), after payment has been made to the holders of Series B Preferred Stock of the full amount of Series B Liquidation Amount to which they shall be entitled pursuant to Subsection 2.1 and to the holders of Series A Preferred Stock of the full amount of Series A Liquidation Amount to which they shall be entitled pursuant to Subsection 2.2 above, the remaining net assets of the Corporation permitted under Delaware Distribution Law for distribution shall be distributed ratably among (i) the holders of shares of Common Stock, (ii) the holders of shares of Series A Preferred Stock (on an as-converted to Common Stock basis) and (iii) the holders of shares of Series B Preferred Stock (on an as-converted to Common Stock basis), who shall be entitled to participate ratably in all remaining assets of the Corporation permitted under General Corporation Law for distribution to its stockholders.

2.4 Deemed Liquidation Events.

2.4.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (a "**Preferred Stock Majority**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock and Series B Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock and Series B Preferred Stock, and (ii) if the holders of at least a Preferred Stock Majority so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock and Series B Preferred Stock at a price per share equal to the Series A Liquidation Amount and Series B Liquidation Amount, respectively. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock and Series B Preferred Stock, the Corporation shall first ratably redeem each holder's shares of Series B Preferred Stock and, after all such holders of Series B Preferred Stock have been fully redeemed, then ratably redeem each holder's shares of Series A Preferred Stock, in each instance, to the fullest extent of such Available Proceeds and as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption, and each such notice shall state the number of shares to be redeemed, the redemption price, the redemption date, the date upon which such holder's rights to convert such shares terminates (as determined in accordance with Subsection 4.1), and for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed. On or before the applicable redemption date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, if such holder is a holder of shares in certificated form, such holder shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the notice, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock or Series B Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein. Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.4.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.4. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the Merger Agreement shall provide that (a) the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration payable to each stockholder (such that each stockholder has the same percentage of the total consideration payable to it placed into escrow) and (b) the portion of such consideration that is not placed in escrow shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the total consideration payable to the stockholders of the Corporation, without deduction for the escrowed amount, were being paid to the stockholders of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock and Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law, by the Investors' Rights Agreement, or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock and Series B Preferred Stock shall vote together with the holders of Voting Common Stock as a single class.

3.2 Election of Directors. Except as otherwise provided in the Bylaws of the Corporation (the "**Bylaws**") or the Investors' Rights Agreement, and subject to any Protective Provisions, directors shall be elected to the Board of Directors at the annual meeting of stockholders, and each director elected shall hold office until such director's successor has been elected and qualified. Directors need not be stockholders of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation will so provide.

3.3 Series B Preferred Stock Protective Provisions. At any time when at least 150,000 shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Protective Provisions, the Investors' Rights Agreement, or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation;

3.3.2. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than: (a) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors, or (b) as approved by the Board of Directors; and

3.3.3. enter into or be a party to any transaction or contract with any director, officer or employee of the Company or any related party of any such person.

3.4 Additional Series B Preferred Stock Protective Provisions. At any time when any shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Protective Provisions, the Investors' Rights Agreement, or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock.

3.5 Series A Preferred Stock Protective Provisions. At any time when any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Protective Provisions, the Investors' Rights Agreement, or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.5.1. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock.

4. Conversion Rights.

The holders of the Series A Preferred Stock and Series B Preferred Stock shall have conversion rights and obligations as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Series A Preferred Stock and Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (i)(A) in the case of Series A Preferred Stock, the Series A Original Issue Price of such share of Series A Preferred Stock or (ii) in the case of Series B Preferred Stock, the Series B Original Issue Price; by (B) the Conversion Price (as defined below) applicable to such share at the time of conversion. The "**Series A Conversion Price**" of each share of Series A Preferred Stock shall initially equal the Series A Original Issue Price of such share of Series A Preferred Stock. The "**Series B Conversion Price**" of each share of Series B Preferred Stock shall initially equal the Series B Original Issue Price of such share of Series B Preferred Stock. The "**Conversion Price**," as used herein, shall mean the Series A Conversion Price with respect to the Series A Preferred Stock and the Series B Conversion Price with respect to the Series B Preferred Stock, as applicable. Such Conversion Price, and the rate at which shares of Series A Preferred Stock and Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. Subject to Subsection 4.3.1 in the event of a Contingency Event (defined below), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock and Series B Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock or Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be, the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Series A Preferred Stock or Series B Preferred Stock to voluntarily convert shares of Series A Preferred Stock or Series B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock or Series B Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock or Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock or Series B Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock or Series B Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock or Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion; and (iii) pay all declared but unpaid dividends on the converted shares of Series A Preferred Stock or Series B Preferred Stock.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock or Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock or Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock and Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Series A Preferred Stock and Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock and Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock and Series B Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on such Series A Preferred Stock and Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock or Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Section 4, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean October 23, 2017.

(c) "**Series B Original Issue Date**" shall mean the date on which the first share of Series B Preferred Stock was issued.

(d) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(e) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and Preferred Stock; and (2) shares of Common Stock or Preferred Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock or Series B Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(vii) shares of Series B Preferred Stock issued pursuant to the Corporation's ongoing offering and issuance of Series B Preferred Stock, which commenced on or about the Series B Original Issuance Date.

4.4.2. No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives a written notice, agreement, or consent from the holders of at least a Preferred Stock Majority consenting or agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series B Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either: (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security; or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of

Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series B Original Issue Date), are revised after the Series B Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to such Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall, at any time within the two (2) year period immediately following the Series B Original Issue Date with respect to the Series B Preferred Stock, or at any time within the two (2) year period immediately following the Series A Original Issue Date with respect to the Series A Preferred Stock, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price or Series B Conversion Price, as applicable, in effect immediately prior to such issue, then the Series A Conversion Price or Series B Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock and Series B Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made to the Conversion Price if the holders of the Series A Preferred Stock and Series B Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock and Series B Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock and Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such Series A Preferred Stock and Series B Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock or Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock and Series B Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock or Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Series A Preferred Stock and Series B Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price or the Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of Series A Preferred Stock and Series B Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Series A Preferred Stock and Series B Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock or Series B Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock and Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the shares of Series A Preferred Stock and Series B Preferred Stock are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of such shares of Series A Preferred Stock and Series B Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of Series A Preferred Stock and Series B Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock or Series B Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds to the Corporation; or (b) the date and time, or the occurrence of an event, specified by a Preferred Stock Majority (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"): (i) all outstanding shares of Series A Preferred Stock and Series B Preferred shall automatically be converted into shares of Common Stock, at the then effective Conversion Price; and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock and Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock and Series B Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock and Series B Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock and Series B Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock and Series B Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock and Series B Preferred Stock converted. Such converted Series A Preferred Stock and Series B Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock and Series B Preferred Stock accordingly.

6. Redemption. The Series A Preferred Stock and Series B Preferred Stock are not redeemable at the option of the holder thereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock and Series B Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock and Series B Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of Series A Preferred Stock and Series B Preferred Stock set forth herein may be waived on behalf of all holders of such Series A Preferred Stock and Series B Preferred Stock by the affirmative written consent or vote of a Preferred Stock Majority.

9. Notices. Any notice required or permitted by the provisions of this Article Third to be given to a holder of shares of Series A Preferred Stock and Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the

Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FOURTH: Subject to any Protective Provisions and any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

FIFTH: Subject to any Protective Provisions and any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

SIXTH: Subject to any terms, restrictions, or additional vote required by the Certificate of Incorporation or the Investors' Rights Agreement, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Further, and to the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (c) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (d) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

ELEVENTH: In the event any provision (or portion thereof) of this Certificate of Incorporation shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Certificate of Incorporation shall be deemed to remain in full force and effect, and shall be construed as if such invalid, prohibited, or unenforceable provision had been stricken here from or otherwise rendered inapplicable, it being the intent of the Corporation and its stockholders that each such remaining provision (or portion thereof) of this Certificate of Incorporation remain, to the fullest extent permitted by law, applicable and enforceable as to all the stockholders, notwithstanding any such finding.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of September, 2018. The undersigned acknowledges pursuant to Section 103 of the General Corporation Law of the State of Delaware that he executes this Second Amended and Restated Certificate of Incorporation as the free act and deed of the corporation and that all facts stated herein are true.

VOTEM CORP.

By: /s/ Pete Martin
Pete Martin, Chief Executive Officer